FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ebbighausen Harold E.	2. Issuer Name and Ticker or Trading Symbol Iron Mountain Incorporated (IRM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Pres. Iron Mountain Off-Site Data Protection Division
(Last) (First) (Middle) 6 Edmund Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year November 2002
(Street) Westborough, MA 01581		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, par value, $01 per share							12,296(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses: (1) This includes 145 shares that were acquired by Mr. Harold Ebbighausen on November 29, 2002 under the Iron Mountain Employee Stock Purchase Plan.
By: /s/ Clare A. Dever, under Power of Attorney dated August 29, 2002 from Harold E. Ebbighausen Harold E. Ebbighausen **Signature of Reporting Person	1/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Harold E. Ebbighausen, residing at, 6 Edmund Brigham Way, Westborough, MA 01581 do hereby make, constitute and appoint, Garry B. Watzke or Clare A. Dever, being, respectively, the General Counsel and Director of Special Legal Services of Iron Mountain Incorporated, acting singly, to be my lawful attorney-in-fact for me and to do any and all acts which I could do in connection with any filings required by Section 16 of the Securities Exchange Act of 1934, including, without limitation, the preparation, signing and filing of Forms 3, 4 and 5 ("Section 16 Filings").

Among the powers granted to my attorney-in-fact are:

To prepare, sign and file with the Securities and Exchange Commission and the New York Stock Exchange the Section 16 Filings, in my name or stead, and any and all such further documents as he/she may deem necessary or advisable in order to carry out the required Section 16 Filings and the powers granted to him/her by these presents.

This Power of Attorney shall remain in effect until revoked by the undersigned in writing.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 29th day of August, 2002.

/s/     Harold E. Ebbighausen

         Name:

STATE OF            MA                  )

)  ss.

COUNTY OF       Suffolk              )

Then personally appeared, before me, the aforesaid Harold E. Ebbighausen, who to me, acknowledged that the foregoing was his free act and deed,

Before me,

/s/      Caren M. Rempelakis

     Notary Public

My Commission Expires:   7/4/08